NEWS RELEASE

Crosshair Reaches Agreement to Vest its 90% Interest in CMB Project

December 6, 2011	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair” or the “Company”) is pleased to announce that it has reached an agreement (the “Agreement”) to confirm vesting of its 90% interest in certain mineral licenses that are part of the CMB Uranium/Vanadium Project located in Labrador, Canada (the “Property”). Crosshair Management views this Agreement as being very positive for the future of the Company as it will now be able to explore and develop the CMB Project without any further uncertainties as to its legal status.

The Agreement is part of a settlement of outstanding litigation with the original claim owner, Mr. Lewis Murphy. The terms of the settlement are a cash payment by the Company to Mr. Murphy in the amount of $600,000 and an additional payment of 1,193,614 in Crosshair shares. In return for the cash and share payments, all litigation has been discontinued and Mr. Murphy has acknowledged the Company’s 90% interest in the Property has vested and any requirement for a bankable feasibility study has been irrevocably waived. Crosshair will be required to make advance royalty payments of $200,000 per year commencing in November 2012.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.  Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has the potential to be mined using in-situ recovery methods. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources. The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairenergy.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

Vancouver Office                                                                     Denver Office
T: 604-681-8030                                                                         T: 720-932-8300
F: 604-681-8039                                                                          F: 720-932-8100
E: info@crosshairenergy.com
www.crosshairenergy.com

For Investor Relations, please Call:
Bevo Beaven
720-932-8300

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things: the exploration potential of the Company’s properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.